06051189

SECURI... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Rothschild LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Park Avenue Plaza 55 East 52nd Street
(No. and Street)

New York (City) NY (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Burns (312) 992-6089
(Area Code – Telephone No.)

PROCESSED
DEC 06 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

233 South Wacker Drive (Address) Chicago (City) Il (State) 60606 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Burns, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ABN AMRO Rothschild (the Company), as of December 31, 2005, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Burns
Controller

Notary Public

OFFICIAL SEAL
MONRAY V. LARRY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11-21-2009

This report ** contains (check all applicable boxes):

■ (a) Facing Page.
■ (b) Statement of Financial Condition.
■ (c) Statement of Operations.
■ (d) Statement of Cash Flows.
■ (e) Statement of Changes in Member's Equity.
□ (f) Statement of Changes in Subordinated Borrowings.
■ (g) Computation of Net Capital.
■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
□ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
□ (j) Computation for Determination of PAIB Reserve Requirements for Broker-Dealers.
□ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
■ (m) An Oath or Affirmation
■ (n) Supplemental Report of Independent Auditor's on Internal Control.
□ (o) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.
□ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Management Committee and Members
ABN AMRO Rothschild LLC

We have audited the accompanying statement of financial condition of ABN AMRO Rothschild LLC (the Company) as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 17, 2006

ABN AMRO Rothschild LLC

Statement of Financial Condition

	December 31
	2005
Assets	
Cash	$150,300
Total Assets	$150,300
Members' Equity	
ABN AMRO Incorporated	$ 75,150
Rothschild Inc.	75,150
Total Members' Equity	$150,300

See Accompanying Notes to Financial Statements.

Statement of Operations

	Year Ended December 31
	2005
Revenues	$ -
Expenses	-
Net Income	$ -

See Accompanying Notes to Financial Statements.

Statement of Changes in Members' Equity

	Year Ended December 31, 2005		
	ABN AMRO Incorporated	Rothschild Inc.	Total
Members' Equity at January 1, 2005	$75,150	$75,150	$150,300
Net Income	-	-	-
Members' Equity at December 31, 2005	$75,150	$75,150	$150,300

See Accompanying Notes to Financial Statements.

Statement of Cash Flows

	Year Ended December 31
	2005
Operating Activities	
Net Income	$ -
Financing Activities	
Member Contributions	-
Increase in Cash	-
Cash at January 1, 2005	150,300
Cash at December 31, 2005	$150,300

See Accompanying Notes to Financial Statements.

Notes to Financial Statements

1. Organization and Nature of Operations

ABN AMRO Rothschild LLC (the Company or AAR) is a limited liability corporation organized under Delaware law. The Company is owned equally by ABN AMRO Incorporated (AAI) and Rothschild Inc. (RINC), collectively the Members. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company engages in equity and debt securities underwriting, private placements of securities, and block purchases and sales of securities in the secondary market. The Company executes equity capital markets (ECM) related contracts (AAR Purchase Commitments). Underlying each AAR Purchase Commitment is a Securities Purchase Agreement, whereby the Members accept joint and several liability for the AAR Purchase Commitments. The Securities Purchase Agreements obligate the Members to perform as required in the related AAR Purchase Commitments. These obligations include the following: to purchase the securities being underwritten, effect the public distribution of the purchased securities, confirm and settle securities transactions, and conduct secondary trading activities. Upon closing the transaction, the Members will pay for and receive the purchased securities. The Members share the principal's risk of any unsold or unallocated purchased securities.

2. Summary of Significant Accounting Policies

Use of Estimates: Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition: Consistent with the terms of the Securities Purchase Agreements, the Company recognizes no revenue. Under the amended revenue sharing provision, AAI and RINC shared net revenues of 75% and 25%, 90% and 10%, and 10% and 90%, respectively, depending upon each Member's role in the issuance. For the year ended December 31, 2005, AAI and RINC recognized net revenues of $2.7 million and $4.3 million, respectively.

Operating Expenses: The Members provide all services at no cost to the Company. Those services include: facilities, telecommunications, accounting, tax, record retention, personnel (compensation and related costs), and administrative services. Each Member bears its own costs in connection with the services provided by the Company and incurs expenses based on its responsibilities under the Securities Purchase Agreements.

Income Taxes: As a Limited Liability Company, taxable income or loss of the Company, if any, is includable in the federal income tax returns of the Members.

Cash: Cash represents cash deposited in banks.

3. Related Party Transactions

All transactions executed by the Company are AAR Purchase Commitments. All AAR Purchase Commitments have an underlying Securities Purchase Agreement, effectively transferring all rights and obligations of the AAR Purchase Commitment jointly, and severally, to the Members.

For the year ended December 31, 2005, the Company entered into Securities Purchase Agreements aggregating $318.8 million with the Members.

4. Regulatory Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934 and is required to maintain minimum net capital of $100,000. At December 31, 2005, the Company maintained regulatory capital of $150,300, which was $50,300 in excess of its required net capital.

5. Legal Proceedings

There are no legal proceedings, which, in the opinion of management and counsel, would have a material impact on the financial statements.

Supplemental Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ABN AMRO Rothschild LLC As of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition – Item 1800					$ 150,300	3480
2.	Deduct: Ownership equity not allowable for Net Capital					-	3490
3.	Total ownership equity qualified for Net Capital					-	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					-	3520
	B. Other (deductions) or allowable credits (List)					-	3525
5.	Total capital and allowable subordinated liabilities					$ 150,300	3530
6.	Deductions and/or charges:						
	A. Total nonallowable assets from Statement of Financial Condition			$ -	3540		
	1. *Additional charges* for customers' and non-customers' security accounts			-	3550		
	2. Additional charges for customers' and non-customers' commodity accounts			-	3560		
	B. Aged fail-to-deliver			-	3570		
	1. Number of items	-	3450				
	C. Aged short security differences-less reserve of	$	3470	-	3580		
	number of items		3470				
	D. Secured demand note deficiency			-	3590		
	E. Commodity futures contracts and spot commodities – proprietary capital charges			-	3600		
	F. Other deductions and/or charges				3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			-	3615		
	H. Total deductions and/or charges					-	3620
7.	Other additions and/or allowable credits (List)					-	3630
8.	Net capital before haircuts on securities positions					$ 150,300	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):						
	A. Contractual securities commitments			$ -	3660		
	B. Subordinated securities borrowings			-	3670		
	C. Trading and investment securities:						
	1. Bankers' acceptances, certificates of deposit and commercial paper			-	3680		
	2. U.S. and Canadian government obligations			-	3690		
	3. State and municipal government obligations			-	3700		
	4. Corporate obligations			-	3710		
	5. Stocks and warrants			-	3720		
	6. Options			-	3730		
	7. Arbitrage			-	3732		
	8. Other securities			-	3734		
	D. Undue Concentration			-	3650		
	E. Other (List)			-	3736	-	3736
10.	Net Capital					$ 150,300	3750

There are no material differences between the above computation and the Company's corresponding December 31, 2005, unaudited FOCUS Part II Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ABN AMRO Rothschild LLC as of 12/31/05

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the capital computation including both brokers or dealers and consolidated subsidiaries' debits or 4% of segregated funds, whichever is greater	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries.	$	100,000	3880
24.	Net capital requirement (greater of line 22 or 23)	$	100,000	3760
25.	Excess net capital (line 10 less 24)	$	50,300	3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%	N/A	3851

There are no material differences between the above computation and the Company's corresponding December 31, 2005, unaudited FOCUS Part II Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ABN AMRO Rothschild LLC As of 12/31/05

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c-3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts	$ See Note	4340	
2.	Monies borrowed collateralized by securities carried for the accounts of customers		4350	
3.	Monies payable against customers securities loaned		4360	
4.	Customers securities failed to receive		4370	
5.	Credit balances in firm accounts which are attributable to principal sales to customers		4380	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390	
7.	**Market value of short security count differences over 30 calendar days old		4400	
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420	
10.	Other (List)		4425	
11.	TOTAL CREDITS			$ 4430

DEBIT BALANCES

12.	Debit balances in customer's cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note Exhibit A, Rule 15c3-3	$	4440	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450	
14.	Failed to deliver of customers' securities not older than 30 calendar days		4460	
15.	Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts		4465	
16.	Other (List)		4469	
17.	Aggregate debit items			$ 4470
18.	Less 3% (for alternative method only–see Rule 15c3-1(f) (5) (i))			4471
19.	TOTAL 15C3-3 DEBITS			$ 4472

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)	$ 4480
21.	Excess of total credits over total debits (line 11 less line 19)	4490
22.	If computation permitted on a monthly basis, enter 105%, of excess of total credits over total debits	4500
23.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	4510
24.	Amount of deposit (or withdrawal) including $ [4515] value of qualified securities	4520
25.	New amount in Reserve Bank Account(s), including value after adding deposit or subtracting withdrawal $ [4525] value of qualified securities	$ 4530
26.	Date of deposit (MM/DD/YY)	4540

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4520] Monthly X [4334]

Note: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for any customers and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER ABN AMRO Rothschild LLC as of 12/31/05

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c 3-3 (continued)

Information for Possession Control Requirements Under Rule 15c3-3

State the market valuation and number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rule 15c3-3 .... $ See Note [4586]
   A. Number of items .... [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 .... $ [4588]
   A. Number of items .... [4589]
3. The system and procedures utilized in complying with the requirements to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

Note: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for any customers and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Supplementary Report of Independent Auditors on Internal Control

The Management Committee and Members
ABN AMRO Rothschild LLC

In planning and performing our audit of the financial statements and supplemental schedules of ABN AMRO Rothschild LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee and Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 17, 2006